Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Registration No: 333-254260

Date: May 6, 2021

NOTICE OF OPTIONAL REDEMPTION

BESPOKE CAPITAL ACQUISITION CORP.

(the “CORPORATION”)

TO:	HOLDERS OF CLASS A RESTRICTED VOTING SHARES OF THE CORPORATION (the “CLASS A RESTRICTED VOTING SHARES”)

AND TO:	TSX TRUST COMPANY (the “TRANSFER AGENT”)

AND TO:	CONTINENTAL STOCK TRANSFER AND TRUST COMPANY (the “U.S. TRANSFER AGENT”)

AND TO:	TSX TRUST COMPANY, AS ESCROW AGENT

DATE:	MAY 6, 2021

Right of Redemption

The Corporation hereby gives notice to holders of the Class A Restricted Voting Shares (each a “Holder”), in accordance with Section 29.5 of the articles of the Corporation dated as of August 14, 2019 (the “Articles”), of their right to redeem all or a portion of their Class A Restricted Voting Shares (the “Redemption”) in connection with the Corporation’s qualifying acquisition (the “Qualifying Acquisition”) as further described below. To redeem their Class A Restricted Voting Shares, Holders must deposit their Class A Restricted Voting Shares for redemption prior to 4:00 p.m. (EDT) on June 4, 2021 (the “Redemption Deadline”) in accordance with the instructions contained in this notice. Holders who do not wish to redeem their Class A Restricted Voting Shares are not required to take any further action.

Qualifying Acquisition

The Corporation has entered into a definitive transaction agreement with Vintage Wine Estates, Inc. (“VWE”) pursuant to which, among other things, the Corporation will acquire, directly or indirectly, all of the equity of VWE by way of a merger between VWE and a newly formed Delaware subsidiary of the Corporation (the “Transaction”). The Transaction will constitute the Corporation’s Qualifying Acquisition.

For more information on the Transaction and your right to effect a Redemption, please see the Corporation’s final non-offering long form prospectus dated May 5, 2021 (the “Final Canadian Prospectus”) and the Corporation’s final prospectus forming a part of its registration statement on Form S-4, filed with the SEC on May 6, 2021 (the “Final US Prospectus”). This Notice shall constitute notice of electronic delivery of the Final Canadian Prospectus and Final US Prospectus to Holders of Class A Restricted Voting Shares. Holders of Class A Restricted Voting Shares may access the Final Canadian Prospectus and the Final US Prospectus on the Corporation’s website at www.bespokespac.com/investor-relations, on the Corporation’s profile at SEDAR at www.sedar.com and on the Corporation’s profile on EDGAR at www.sec.gov. All capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the Final Canadian Prospectus or Final US Prospectus, as applicable.

Redemption

The details of your right to effect a Redemption are as follows:

Redemption Deadline	June 4, 2021
Redemption Amount per Class A Restricted Voting Share	Approximately US$10.11[1]

Upon payment in cash of the Redemption Amount, the Holders of the Class A Restricted Voting Shares so redeemed will have no further rights in respect of the Class A Restricted Voting Shares, including the right to participate in the growth of the combined company.

If Redemption of all of the Class A Restricted Voting Shares to be redeemed would be contrary to any provisions of applicable law, the Corporation will be obligated to redeem only the maximum number of Class A Restricted Voting Shares which the Corporation determines it is then permitted to redeem, such Redemptions will be made pro-rata (disregarding fractions of shares) according to the number of Class A Restricted Voting Shares required by each electing Holder to be redeemed by the Corporation, and the Corporation will either issue new certificates representing the Class A Restricted Voting Shares not redeemed by the Corporation, or will otherwise confirm such Class A Restricted Voting Shares as issued and deposited in book-entry form.

In the event a Holder deposits their Class A Restricted Voting Shares for Redemption and the Transaction is not completed, their Class A Restricted Voting Shares so deposited will be returned to such Holder (or re-deposited with CDS or DTC, as applicable) and the rights of such Holder of the Class A Restricted Voting Shares will continue in accordance with the provisions of the Articles.

Notwithstanding any of the foregoing, no registered or beneficial Holder of Class A Restricted Voting Shares (other than CDS or DTC), together with any Affiliate thereof or any person acting jointly or in concert therewith, shall be entitled to require the Corporation to redeem Class A Restricted Voting Shares in excess of an aggregate of 15% of the Class A Restricted Voting Shares issued and outstanding (the “Redemption Limitation”). By its election to redeem, each registered Holder of Class A Restricted Voting Shares (other than CDS or DTC) and each beneficial Holder of Class A Restricted Voting Shares will be required to represent or will be deemed to have represented to the Corporation that, together with any Affiliate of such Holder and any other person with whom such Holder is acting jointly or in concert, such Holder is not redeeming Class A Restricted Voting Shares in excess of the Redemption Limitation.

[1]

At the time of the redemption, the Class A Restricted Voting Shares will have been converted into New VWE Holdco common stock and the redemption amount will be paid by New VWE Holdco following the continuance. The redemption amount per Class A Restricted Voting Share (which, at the time of redemption, shall be New VWE Holdco common stock) is an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time immediately prior to the Redemption Deadline, including interest and other amounts earned thereon; less (b) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in the Corporation’s final long form prospectus dated August 8, 2019.

Instructions for Redemption – Non-Registered Holders

A non-registered Holder who desires to exercise its Redemption rights in connection with the Transaction must do so by (i) causing a participant in the depository, trading, clearing and settlement systems administered by CDS (a “CDS Participant”) to deliver to CDS (at its office in the City of Toronto) on behalf of the Holder, notice (the “Redemption Notice”) of the Holder’s intention to redeem Class A Restricted Voting Shares in connection with the Transaction; such Holder should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the Redemption Deadline so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the Transfer Agent in advance of the Redemption Deadline; or (ii) causing a participant (a “DTC Participant”) in the depository, trading, clearing and settlement systems administered by DTC to deliver to DTC on behalf of the Holder, a Redemption Notice of the Holder’s intention to redeem Class A Restricted Voting Shares in connection with the Transaction; such Holder should ensure that the DTC Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the Redemption Deadline so as to permit the DTC Participant to deliver notice to DTC and so as to permit DTC to deliver notice to the U.S. Transfer Agent in advance of the Redemption Deadline.

By causing a CDS Participant to deliver to CDS or a DTC Participant to delivery to DTC a notice of the Holder’s intention to redeem Class A Restricted Voting Shares, a Holder shall be deemed to have irrevocably surrendered his, her, or its Class A Restricted Voting Shares (and the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted) for redemption and appointed such CDS Participant or DTC Participant, as applicable, to act as his, her, or its exclusive settlement agent with respect to the exercise of the redemption right and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Redemption Notice delivered by a CDS Participant or DTC Participant regarding a Holder’s intent to redeem which CDS or DTC, as applicable, determines to be incomplete, not in proper form, or not duly executed shall for all purposes be void and of no effect and the redemption right to which it relates shall be considered for all purposes not to have been exercised. A failure by a CDS Participant or DTC Participant to exercise redemption rights or to give effect to the settlement thereof in accordance with the Holder’s instructions will not give rise to any obligations or liability on the part of the Corporation to the CDS Participant or DTC Participant or to the Holder.

If the deadline for depositing Class A Restricted Voting Shares held through an intermediary is not met by a Holder, such Holder’s Class A Restricted Voting Shares (and the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted) may not be eligible for redemption. Such deadline may be earlier than the Redemption Deadline.

Questions

Holders who have questions regarding the process for Redemption should immediately contact the CDS Participant or DTC Participant through which they hold their Class A Restricted Voting Shares.

BESPOKE CAPITAL ANNOUNCES EFFECTIVENESS OF S-4

REGISTRATION STATEMENT AND TARGETED CLOSING DATE

U.S. S-4 registration statement declared effective by SEC

Closing expected on or about June 7

Extension to July 31, 2021 approved at special meeting

Special meeting adjourned to May 28, 2021 to approve the domestication and business combination

Toronto, ON and Santa Rosa, CA – May 6, 2021 – Bespoke Capital Acquisition Corp. (NASDAQ: BSPE) (TSX: BC.U) (TSX: BC.WT.U) announced today that the SEC has declared its S-4 registration statement effective and the parties are proceeding to complete BCAC’s domestication to Nevada and the proposed business combination with Vintage Wine Estates (“VWE”), one of the fastest growing U.S. wine producers with an industry leading direct-to-customer platform. Closing of BCAC’s business combination with VWE is expected to occur on or about June 7, 2021, and trading in the combined company is expected to commence on NASDAQ and the TSX on June 8, 2021, subject to the satisfaction of closing conditions, including a vote of the shareholders on the domestication and business combination.

BCAC also announced that holders of 99.99% of the BCAC shares voting at its special meeting approved the extension of the permitted timeline for completing its qualifying acquisition to July 31, 2021. After processing notices of redemption received with respect to the extension, BCAC expects to have an aggregate of US$330.8 million (assuming no additional redemptions and including Wasatch’s private investment) to fund its growth strategy and pay transaction expenses.

BCAC adjourned the special meeting until May 28, 2021, at which time it plans to hold the votes on approval of its domestication to Nevada and the VWE combination. BCAC is sending BCAC shareholders a new BLUE proxy card with respect to the domestication and business combination resolutions.

Accordingly, BCAC shareholders voting by proxy will be required to vote the new BLUE proxy card to approve the domestication and the business combination. Your vote will not be counted unless you return a BLUE proxy card on or prior to May 26, 2021.

The BCAC Board of Directors urges shareholders of record as of March 31, 2021 to vote the

BLUE proxy card FOR the domestication and business combination.

Redemption Rights

In connection with the business combination, holders of Class A restricted voting shares may deposit all or a portion of their shares for redemption prior to 4:00 p.m. (EDT) on June 4, 2021. BCAC will allow any shareholder who submits a redemption request in connection with the business combination to revoke the redemption until the redemption deadline on June 4, 2021.

In connection with the extension, 13.2 million Class A restricted voting shares have been deposited for redemption, which, unless rescinded by the holders thereof, will be redeemed on May 14, 2021 at a redemption price of approximately $10.11 per share. BCAC notices of redemption submitted by holders in connection with the extension may be rescinded by holders through the redemption payment date on May 14, 2021.

Additional Information

For more information on the transactions, please see BCAC’s final non-offering long form prospectus dated May 5, 2021 and final prospectus forming a part of its registration statement on Form S-4, filed with the SEC on May 6, 2021. Holders of Class A restricted voting shares may access these materials on BCAC’s website at www.bespokespac.com/investor-relations, on its profile at SEDAR at www.sedar.com and on its profile on EDGAR at www.sec.gov.

Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding closing of the investment and the transaction and the shareholder meeting and its business. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the requirement for Wasatch to fund the subscription price on closing; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a final consent solicitation statement/prospectus and amendments thereto (the “Consent Solicitation Statement/Prospectus”), which includes a final consent solicitation statement of VWE and a final prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.

BESPOKE CAPITAL ACQUISITION CORP.

(the “Company”)

Special Meeting of Shareholders

Held on May 6, 2021

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the special meeting of shareholders of the Company held virtually on May 6, 2021 (the “Meeting”). The matter set out below is described in greater detail in the Company’s management information circular dated April 9, 2021 (the “Circular”), as amended from time to time, a copy of which is available on SEDAR www.sedar.com. As previously disclosed by the Company, to accommodate the Securities and Exchange Commission’s review of the registration statement related to the Company’s proposed business combination with Vintage Wine Estates, Inc. (“VWE”), voting on the other resolutions described in the Circular, including the approval of the Company’s business combination with VWE and the continuance of the Company from the from the laws of the Province of British Columbia to the laws of the State of Nevada, was adjourned. The adjourned meeting will be held on Friday, May 28th, 2021 as a virtual-only meeting. A report of voting results with respect to such adjourned meeting will be filed after it is held.

1.	Approval of the Extension Resolution

According to proxies received and a vote by ballot, holders of class A restricted voting shares of the Company present in person and represented by proxy at the Meeting voted to approve the extension of the permitted timeline for the Company to complete its qualifying acquisition with VWE from May 15, 2021 to July 30, 2021.

The following are the voting results on the aforementioned matter:

	Number of shares that were voted “FOR”	Percentage of shares that were voted “FOR”	Number of shares that were voted “AGAINST”	Percentage of shares that were voted “AGAINST”
Extension Resolution	21,108,777	99.99%	1,372	0.01%